CPSM, INC.

2740 SW Martin Downs Boulevard

Suite 171

Palm City, FL 34990

December 4, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:

CPSM, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 13, 2015

File No. 333-208007

Dear Sir or Madam:

In response to your comment letter dated November 25, 2015, please note the following:

Prospectus Cover Page

1.

We note your responses to comments 4 and 5. Please revise the prospectus cover page to more clearly disclose the offering price and name the selling security holders as underwriters. See Item 501(b) of Regulation S-K.

The prospectus cover page has been revised to more clearly disclose the offering price and name the selling security holders as underwriters.

 Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Oper ations

Results of Operations, page 21

2.

We note your response to comment 16. Please also include the provided disclosure in this section of the registration statement.

The disclosure has been included under Results of Operations.

3.

Please revise your disclosure to discuss the business purpose of the stock exchange to acquire the outstanding common shares of Custom Pool & Spa.

The disclosure has been revised to discuss the business purpose of the stock exchange to acquire the outstanding common shares of Custom Pool & Spa.

Certain Relationships and Related Transactions, page 38

4.

We note your response to comment 13 and the new disclosure about the promissory note on page 25. Because the payee of the note is an executive officer, in this section, please provide the disclosure required by Item 404(d) of Regulation S-K.

The disclosure has been revised.

Recent Sales of Unregistered Securities, page 42

5.

We note that information about your sales of unregistered securities is provided only from January 1, 2014.  Please update this disclosure, providing the required information for the last three years.  See Item 701 of Regulation S-K.

The disclosure has been updated to provide the required information for the last three years.

Index to Financial Statements, page 45

6.

Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

We have updated the S-1, per Rule 8-08 of Regulation S-X, with the three and nine months ended September 30, 2015 financial statements. We have also updated the MD&A to discuss trends in those financial statements.

Note 14 – Subsequent Events, page 63

7.

We note a link entitled “CPSM Closes on Two Acquisitions” on your website that includes a press release announcing that you acquired a Martin County, FL based competitor.  Please tell us how you complied with the requirements of ASC 805-10-50-1 and -4.

The acquisition mentioned in the press release, “CPSM Closes on Two Acquisitions” was an acquisition of pool service routes covering 38 pools from Country Time Pools. The purchase price was $13,425, which is an immaterial amount. The asset acquisition does not qualify as a business and therefore is not a business combination per Topic 805, “Business Combinations”, and is not required to meet the disclosures addressed in ASC 805-10-50-1 and -4.

8.

We note a link entitled “CPSM Closes on Two Acquisitions” on your website that includes a press release announcing that you closed on the purchase of property for your new headquarters.  Your disclosure on pages 63 and 81 regarding your entry into a written agreement to purchase a commercial building states that the transaction is expected to close in October 2015.  Please tell us if this is the same building that is referenced in the press release.  Additionally, please explain or revise your subsequent events disclosure to be consistent with the most recent facts and circumstances.  Please also tell us how you considered this financing arrangement in your liquidity and capital resources discussion within MD&A.

The purchase of property mentioned in the press release “CPSM Closes on Two Acquisitions” is the same commercial building discussed in Note 14, Subsequent Events”.

The S-1 has been updated for the three and nine months ended September 30, 2015 financial statements per Rule 8-08 of Regulation S-X. The commercial building purchase is no longer a subsequent event and the disclosure is now in Note 13, “Commitments and Contingencies”. The language now states, “On August 4, 2015, the Company entered into a written agreement to purchase a 5,600 square foot, free standing, commercial building in the amount of $480,000. The Company secured a ten-year mortgage from a local banking institution with a required 20% deposit at a rate of 3.99%.  The transaction closed on October 14, 2015.”

The Company has adequate cash and capital resources to have paid the down payment for the commercial building and to meet the debt principal and interest obligations. The MD&A has been updated as follows:

“We are currently profitable and finance our business through operations. Debt financing was used to start the business, for purchases of motor vehicles and a commercial building which will be our new headquarters. Equity financing has been used for public company and other registration costs as well as for future acquisitions. Currently, we are not in any negotiations to acquire other businesses.”

Note 2 – Recapitalization, page 69

9.

We note your responses to comments 19, 21, and 22. Please tell us whether the acquisition of interests in CPSM, Inc., issuance of the promissory note due to the Calarco Trust and the subsequent acquisition of Custom Pool were legally conditioned upon each other. For example, were any agreements preconditioned on the consummation of the acquisition of Custom Pool or were all of the transactions contractually independent of one another.  If the latter, please explain your basis in GAAP for collapsing the transaction into one.  In your response, please also provide a detailed timeline of events for the periods presented leading up to the acquisition of Custom Pool highlighting the number of shares of CPSM, Inc. that were outstanding, changes in ownership, and other transactions and significant events.

The acquisition of interests in CPSM, Inc., the issuance of the promissory note due to the Calarco Trust and the subsequent acquisition of Custom Pool were not legally conditioned upon each other. As previously noted, we have accounted for this transaction as a reverse recapitalization per paragraph 12100 of the Division of Corporate Finance Financial Reporting Manual as this transaction is specifically excluded from ASC 805-10-15, “Scope and Scope Exceptions”, because nonoperating shell entities do not meet the definition of a business and therefore are not subject to the requirements of ASC 805 Business Combinations.

Although consummation of the transaction was completed in two parts, it was the intent of management to complete the reverse recapitalization as a single planned event which took two steps to complete and was completed over a relatively short period of three months. CPSM, Inc. and Custom Pool & Spa were under the common control of the Calarco Trust and we have presented the transaction as if it happened at the beginning of all the periods presented. The initial 45,993,688 shares of CPSM, Inc. purchased by the Calarco Trust and the 19,446,783 shares CPSM, Inc, issued for the acquisition of Custom Pool & Spa are presented as 65,440,471 shares of CSPM, Inc. as of December 31, 2012. The common control of the entities in the transaction is the basis for collapsing into a single accounting transaction. The delay in completing the acquisition agreement from June to September was clerical in nature as this time period was necessary to collect data and documents necessary to complete the acquisition agreement.

Timeline

In June 2014, initial CPSM, Inc. stock purchased by the Calarco Trust: 45,993,688.

In June 2014, balance of stock issued in the recapitalization transaction with CPSM, Inc. – 8,300,951.

In June 2014, CPSM, Inc. issues a promissory note to Lawrence Calarco in the amount of $210,000.

In September 2014, CPSM, Inc. issues 19,446,783 shares for the acquisition of Custom Pool & Spa, which is 100% owned by the Calarco Trust.

In September 2014, CPSM, Inc. issues 7,300,000 shares of stock for cash.

Sincerely,

CPSM, Inc.

/s/Lawrence Calarco

Lawrence Calarco, CEO